Filed by Boston Scientific Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation

Commission File No.: 333-131608

Boston Scientific Announces Leadership Team for New Cardiac Rhythm Management Group

Team will lead CRM Group following acquisition of Guidant

Natick, MA (March 10, 2006) — Boston Scientific Corporation (NYSE: BSX) today announced that it plans to name a leadership team for its new Cardiac Rhythm Management (CRM) Group, which will become part of the Company following the acquisition of Guidant.  The Company plans to install the new leadership team upon closing of the acquisition, which is expected to take place during the first week of April.

Upon closing of the acquisition, Guidant’s CRM operations will become part of Boston Scientific’s new CRM Group.  The CRM leadership team will report to Jim Tobin, President and CEO of Boston Scientific.  The team will consist of Mark Bartell, currently President of U.S. Sales Operations for Guidant; Fred Colen, currently Executive Vice President and Chief Technology Officer for Boston Scientific; and William McConnell, currently Vice President and Chief Information Officer for Guidant.  Mr. McConnell is leading Guidant’s integration planning with Boston Scientific.

“I’m very pleased to appoint such experienced and accomplished leaders for our new CRM Group,” said Tobin.  “We look forward to applying their combined talents to leading the recovery of the CRM business.  We believe strongly the combination of Guidant’s state-of-the-art technology and dedicated people will allow the new CRM leadership team to recover both market share and reputation.  I am fully committed to providing them the resources they need to make this happen.”

On January 25, Boston Scientific and Guidant announced they had entered into a merger agreement, under which Boston Scientific will acquire all the outstanding shares of Guidant for a combination of cash and stock worth $80 per Guidant share, or approximately $27 billion in aggregate.

Boston Scientific is a worldwide developer, manufacturer and marketer of medical devices whose products are used in a broad range of interventional medical specialties.  For more information, please visit: www.bostonscientific.com.

CONTACT:

Milan Kofol

508-650-8569

Investor Relations

Boston Scientific Corporation

Paul Donovan

508-650-8541

Media Relations

Boston Scientific Corporation

Forward-Looking Statements

This press release contains “forward-looking statements,” including, among other statements, statements regarding the proposed business combination between Boston Scientific Corporation and Guidant Corporation, and the anticipated consequences and benefits of such transaction. Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Boston Scientific or Guidant. Relevant risks and uncertainties include those referenced in Boston Scientific’s and Guidant’s filings with the Securities and Exchange Commission (“SEC”) (which can be obtained as described in “Additional Information” below), and include: general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment. Risks and uncertainties relating to the proposed transaction include: required regulatory approvals will not be obtained in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of Guidant’s operations with Boston Scientific will be materially delayed or will be more costly or difficult than expected. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Neither Boston Scientific nor Guidant assumes any obligation to update any forward-looking statements as a result of new information or future events or developments.

Additional Information

Boston Scientific and Guidant have filed a definitive prospectus/joint proxy statement with the SEC in connection with the proposed transaction.  The material contained herein is not a substitute for the definitive prospectus/joint proxy statement or any other documents that Boston Scientific and Guidant have filed or will file with the SEC. Investors and security holders are urged to read the definitive prospectus/joint proxy statement and any other relevant documents filed or to be filed by Boston Scientific or Guidant, because they contain or will contain important information about the proposed transaction. The definitive prospectus/joint proxy statement is, and other documents filed or to be filed by Boston Scientific and Guidant with the SEC are or will be, available free of charge at the SEC’s website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations, or from Guidant by directing a request to Guidant Corporation, 111 Monument Circle, 29th Floor, Indianapolis, Indiana 46204, Attention: Investor Relations.

Boston Scientific, Guidant and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the security holders of Boston Scientific or Guidant in connection with the proposed transaction. Information about Boston Scientific’s directors and executive officers is available in Boston Scientific’s Annual Report on Form 10-K for the year ended December 31, 2005, and information about Guidant’s directors and executive officers is available in Guidant’s Annual Report on Form 10-K for the year ended December 31, 2005.  Additional information about the interests of potential participants is included in the definitive prospectus/joint proxy statement referred to above.